August 2, 2021

VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:     Touchstone Strategic Trust (the “Registrant”)-Preliminary Proxy Materials on Schedule 14A for Touchstone Ohio Tax-Free Bond Fund (the "Fund"), File No. 811-03651

To the Commission:

On behalf of the Registrant, electronically transmitted herewith is the Fund’s Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) relating to a special meeting of shareholders of the Fund to be held on September 30, 2021. The Proxy Statement relates to a change to the Fund’s fundamental investment policy, which requires the approval of Fund shareholders. The Proxy Statement is intended to become effective on August 12, 2021. It is anticipated that the Proxy Statement will first be sent to Fund shareholders on or about August 13, 2021.

Please contact the undersigned at (513) 357-6029 or Abigail Hemnes, Esq. of K&L Gates LLP at (617) 951-9053 if you have any questions or comments concerning the filing.

Sincerely,

/s/Meredyth A. Whitford-Schultz
Senior Counsel

Enclosures